SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-held Company – CNPJ/MF nº 02.558.115/0001 -21 – NIRE nº 4130001760-3

TIM SUL S.A.

Publicly-held Company – CNPJ/MF nº 02.332.397/0001 -44 – NIRE nº 41300038228

TIM NORDESTE TELECOMUNICAÇÕES S.A.

Publicly-held Company – CNPJ/MF nº 02.336.993/0001 -00 - NIRE n° 2630001043-7

MATERIAL FACT

TIM PARTICIPAÇÕES S.A., a sociedade anônima with its head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n° 02.558.115/0001 -21 (“TIMPART”), TIM SUL S.A., a sociedade anônima with head Office at Rua Comendador Araújo, 299, City of Curitiba, State of Paraná, registered with the CNPJ/MF Corporate Taxpayer Roll under the n° 02.332.397/0001 -44 (“TIM Sul”) and TIM NORDESTE TELECOMUNICAÇÕES S.A., a sociedade anônima, with head Office at Av. Ayrton Senna da Silva, 1633, City of Jaboatão dos Guararapes, State of Pernambuco, registered with the CNPJ/MF Corporate Taxpayer Roll under nr. 02.336.993/0001 -00 (“TIM Nordeste”), pursuant to the provisions of Law nº 6404/76, art. 157, § 4, and CVM Instruction nº 358/02, as amended by CVM Instruction nº 369/02, hereby inform their shareholders, the market in general and any other interested parties, of the following Material Fact:

As deliberated by the shareholders of TIMPART, TIM Sul and TIM Nordeste, in their respective Extraordinary Shareholders´ Meeting held on May 30, 2005, it was approved the merger of all shares of TIM Sul and TIM Nordeste by TIMPART, in accordance with the Agreement of Merger executed by the parties on April 26, 2005, converting TIM Sul and TIM Nordeste into wholly-owned subsidiaries of TIMPART.

The merger of the totality of shares of TIM Sul and TIM Nordeste by TIMPART was informed to the market through the Material Fact Announcement published at Gazeta Mercantil (SP), at Gazeta do Povo (PR) and at Jornal do Comercio (PE) on April 27, 2005, which describes the terms and conditions of the effected operation.

Jaboatão dos Guararapes and Curitiba, May 30, 2005.

     Paulo Roberto Cruz Cozza

Financial and Investor Relations Officer

TIM PARTICIPAÇÕES S.A.

Mario César Pereira de Araujo

Chief Executive Officer

TIM SUL S.A.

Mario César Pereira de Araujo

Chief Executive Officer

TIM NORDESTE TELECOMUNICAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 31, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer